Filed pursuant to Rule 424(b)(3)
Registration File No. 333-160724
PROSPECTUS
Delta Petroleum Corporation
Common Stock
93,797,701 Shares
          The selling stockholder named herein may use this prospectus in connection with sales of up to 93,797,701 shares of our common stock.
          On February 20, 2008, we sold to Tracinda Corporation (“Tracinda”), in a private placement, 36 million shares of our common stock at a purchase price of $19.00 per share. In accordance with the Company Stock Purchase Agreement, dated as of December 29, 2007, between Delta Petroleum Corporation and Tracinda, we agreed to register for resale the 36 million shares issued to Tracinda and any other Delta shares acquired by Tracinda before or after the closing of the Tracinda transaction. As of April 28, 2010, Tracinda held an additional 57,797,701 shares of our common stock included in this prospectus, 53,333,333 of which were purchased in our May 2009 underwritten registered public offering. Therefore, we have prepared and filed this prospectus for the purpose of any such resale by Tracinda, but we do not know when or whether, or at what price, any or all of these shares may be sold.
          The selling stockholder may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters. We will not receive any proceeds from the sale of shares by the selling stockholder.
          Our common stock is traded on The NASDAQ Global Select Market® under the symbol “DPTR.” On April 28, 2010, the last reported sale price of our common stock on The NASDAQ Global Select Market® was $1.59 per share.
          The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” on page 4 of this prospectus or incorporated by reference herein in determining whether to purchase our securities.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 28, 2010.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          We are including the following discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect us and to take advantage of the “safe harbor” protection for forward-looking statements afforded under federal securities laws. From time to time, our management or persons acting on our behalf make forward-looking statements to inform existing and potential security holders about us. Forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. Except for statements of historical or present facts, all other statements contained in this prospectus are forward-looking statements. The forward-looking statements may appear in a number of places and include statements with respect to, among other things: business objectives and strategic plans; operating strategies; our expectation that we will have adequate cash from operations, credit facility borrowings and other capital sources to satisfy our obligations under our Second Amended and Restated Credit Agreement, as amended, and to meet future debt service, capital expenditure and working capital requirements; acquisition and divestiture strategies; completion and drilling program expectations, processes and emphasis; oil and gas reserve estimates (including estimates of future net revenues associated with such reserves and the present value of such future net revenues); estimates of future production of oil and natural gas; marketing of oil and natural gas; expected future revenues and earnings, and results of operations; future capital, development and exploration expenditures (including the amount and nature thereof); nonpayment of dividends; expectations regarding competition and our competitive advantages; impact of the adoption of new accounting standards and our financial and accounting systems and analysis programs; anticipated compliance with and impact of laws and regulations; and effectiveness of our internal control over financial reporting.
          These statements by their nature are subject to certain risks, uncertainties and assumptions and will be influenced by various factors. Should any of the assumptions underlying a forward-looking statement prove incorrect, actual results could vary materially. In some cases, information regarding certain important factors that could cause actual results to differ materially from any forward-looking statement appears together with such statement. In addition, the risk factors we describe in the documents we incorporate by reference, as well as other possible factors not listed, could cause actual results to differ materially from those expressed in forward-looking statements, including, without limitation, the following:
•	deviations in and volatility of the market prices of both crude oil and natural gas produced by us;

•	the availability of capital on an economic basis, or at all, to fund our required payments under the First Amendment to our Second Amended and Restated Credit Agreement, as amended, our working capital needs, and drilling and leasehold acquisition programs, including through potential joint ventures and asset monetization transactions;

•	lower natural gas and oil prices negatively affecting our ability to borrow or raise capital or enter into joint venture arrangements, and potentially requiring accelerated repayment of amounts borrowed under our revolving credit facility;

•	declines in the values of our natural gas and oil properties resulting in write-downs;

•	the impact of the current financial crisis on our ability to raise capital;

•	a contraction in the demand for natural gas in the U.S. as a result of deteriorating general economic conditions;

•	the ability and willingness of our joint venture partners to fund their obligations to pay a portion of our future drilling and completion costs;

•	expiration of oil and natural gas leases that are not held by production;

•	uncertainties in the estimation of proved reserves and in the projection of future rates of production;

•	timing, amount, and marketability of production;

•	third party curtailment, or processing plant or pipeline capacity constraints beyond our control;

•	our ability to find, acquire, develop, produce and market production from new properties;

•	the availability of borrowings under our credit facility;

•	effectiveness of management strategies and decisions;

•	the strength and financial resources of our competitors;

•	climatic conditions;

•	changes in the legal and/or regulatory environment and/or changes in accounting standards policies and practices or related interpretations by auditors or regulatory entities;

•	unanticipated recovery or production problems, including cratering, explosions, fires and uncontrollable flows of oil, gas or well fluids;

•	the timing, effects and success of our acquisitions, dispositions and exploration and development activities,

•	our ability to fully utilize income tax net operating loss and credit carry-forwards.

•	the risk that lenders under our revolving credit facilities will default in funding borrowings as requested; and

•	the ability and willingness of counterparties to our commodity derivative contracts, if any, to perform their obligations.

           Many of these factors are beyond our ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect us.
          All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements above. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

PROSPECTUS SUMMARY
          The following is a summary of the pertinent information regarding this offering. This summary is qualified in its entirety by the more detailed information and financial statements and related notes incorporated by reference into this prospectus.
The Offering

Securities Offered	Up to 93,797,701 shares of our common stock offered by the selling stockholder named herein. The selling stockholder acquired 36,000,000 shares from Delta in a private transaction in which Delta received cash proceeds from the selling stockholder and paid all of the consideration in shares of our common stock. The selling stockholder acquired the remaining 57,797,701 shares of our common stock in the open market and in Delta’s May 2009 underwritten registered public offering.

Offering Price	The selling stockholder may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters.

Common Stock Outstanding	282,783,589 shares of common stock $.01 par value were outstanding as of April 28, 2010.

Dividend Policy	We do not anticipate paying dividends on our common stock in the foreseeable future.

Use of Proceeds	The shares offered pursuant to this prospectus are being sold by the selling stockholder and we will not receive any proceeds of the offering.
          See the description of our common stock contained in our Registration Statement on Form 10 filed with the Commission on September 9, 1987, as amended as described in our current report on Form 8-K filed with the Commission on February 3, 2006, for additional information regarding the common stock.
          Our principal executive offices are located at 370 17th Street, Suite 4300, Denver, Colorado 80202. Our telephone number is (303) 293-9133.

RISK FACTORS
          An investment in the securities offered in this prospectus involves a high degree of risk. For a discussion of the factors you should carefully consider before deciding to purchase these securities, please consider the risk factors described in the documents we incorporate by reference, including those in our Annual Report on Form 10-K for the year ended December 31, 2009. Also, please read “Cautionary Statement Regarding Forward-Looking Statements.”
THE COMPANY
          We are a Denver, Colorado based independent oil and gas company engaged primarily in the exploration for, and the acquisition, development, production, and sale of, natural gas and crude oil. Our core areas of operation are the Rocky Mountain and Gulf Coast Regions, which comprise virtually all of our proved reserves, production and long-term growth prospects. We have a significant drilling inventory that consists of proved and unproved locations, the majority of which are located in our Rocky Mountain development projects. At December 31, 2009, we had estimated proved reserves that totaled 153.6 Bcfe, of which 86.5% were proved developed. For the year ended December 31, 2008, we reported net production of 60.7 Mmcfe per day.
     As of December 31, 2009, our proved reserves were comprised of approximately 126.7 Bcf of natural gas and 4.5 Mmbbls of crude oil, or 82.4% gas on an equivalent basis. Approximately 73% of our proved reserves were located in the Rocky Mountains, 26% in the Gulf Coast and less than 1% in other locations. We expect that our 2010 drilling efforts and capital expenditures, when announced, will focus primarily on our Piceance Basin assets in the Rockies, As of December 31, 2009, we controlled approximately 797,000 net undeveloped acres, representing approximately 98% of our total acreage position. We retain a high degree of operational control over our asset base, with an average working interest in excess of 85% (excluding our Columbia River Basin properties) as of December 31, 2009. This provides us with controlling interests in a multi-year inventory of drilling locations, positioning us for continued reserve and production growth through our drilling operations when commodity prices support such activity. We also have a controlling ownership interest in a drilling company, providing the benefit of access to 18 drilling rigs primarily located in the Rocky Mountain Region. We concentrate our exploration and development efforts in fields where we can apply our technical exploration and development expertise, and where we have accumulated significant operational control and experience.
          We were originally incorporated in 1984 and have been publicly held since 1987. Effective January 31, 2006, we changed our state of incorporation from Colorado to Delaware through a reincorporation merger.
          Our principal executive offices are located at 370 17th Street, Suite 4300, Denver, Colorado 80202. Our telephone number is (303) 293-9133. We also maintain a website at www.deltapetro.com, which contains information about us. Our website and the information contained in and connected to it are not a part of this prospectus.

USE OF PROCEEDS
          The proceeds from the sale of the shares of common stock which may be offered pursuant to this prospectus will be received directly by the selling stockholder, and we will not receive any proceeds from the sale of these shares.
SELLING STOCKHOLDER
          The selling stockholder acquired 36,000,000 shares from Delta for $684 million ($19.00 per share) in a private transaction pursuant to the Company Stock Purchase Agreement, dated as of December 29, 2007. The selling stockholder acquired the remaining 57,797,701 shares of our common stock in the open market and in our May 2009 underwritten registered public offering.
          Set forth below is information regarding the name of, and number of shares of common stock owned by, the selling stockholder. Due to its acquisition of the common stock being registered hereunder, Tracinda beneficially owns more than 10% of our common stock and, therefore, must report purchases and sales of our common stock in accordance with the rules and regulations promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Further, as long as Tracinda owns at least 10% of the outstanding shares of our common stock, Tracinda has the right under the Company Stock Purchase Agreement to (i) designate a number of nominee directors to serve on our Board of Directors equal to its pro rata common stock ownership multiplied by the number of directors on the Board of Directors, and (ii) purchase its pro rata share in any of our future offerings of common stock or other securities exercisable for or convertible into our common stock. As long as Tracinda owns at least 15% of the outstanding shares of our common stock, we cannot take certain actions without the prior approval or written consent of a majority of our Board of Directors, which majority shall include a majority of Tracinda’s nominee directors.
          We cannot estimate the number of shares of common stock that will be held by the selling stockholder upon termination of the offering since it is possible that it may not sell any of the shares covered by this prospectus or may acquire or dispose of shares of our common stock not included in this prospectus. See “Plan of Distribution.”

	Shares			Shares
	Beneficially Owned			Beneficially Owned
	Prior to the Offering			After the Offering(1)
		Percent of	Shares Offered		Percent of
Selling Stockholder	Number	Class(3)	Hereby	Number	Class(3)
Tracinda Corporation(2)	93,797,701	33.17%	93,797,701	0	0

(1)	Assumes that the selling stockholder named herein will sell all of the shares of common stock offered pursuant to this prospectus. We cannot assure you that the selling stockholder named herein will sell all or any of these shares.

(2)	Kirk Kerkorian, an individual and the sole shareholder of Tracinda, has dispositive and voting power for the shares held by Tracinda.

(3)	Based on 282,783,589 shares of common stock outstanding as of April 28, 2010.

PLAN OF DISTRIBUTION
          The Company Stock Purchase Agreement requires that we register, under applicable securities laws, the possible resale by Tracinda of the 36,000,000 shares of our common stock issued by us pursuant to such agreement as well as any shares subsequently acquired by Tracinda. Therefore, we have prepared and filed this prospectus. However, we do not know when or whether any or all of these shares may be sold. We will not receive any proceeds from the sale of shares included in this prospectus. We will pay the registration, filing, listing and printing fees and our legal and accounting expenses in connection with this offering. We have agreed to maintain the effectiveness of this registration statement until all of the shares covered by this prospectus are sold by the selling stockholder without respect to volume limitations under Rule 144, promulgated under the Securities Act of 1933, as amended (the “Securities Act”).
          The selling stockholder and its successors, which term includes its transferees, pledgees or donees or their successors, may sell the common stock directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling stockholder may effect the distribution of the common stock in one or more of the following methods:
•	ordinary brokers’ transactions, which may include long or short sales;

•	transactions involving cross or block trades or otherwise on the open market;

•	purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts under this prospectus;

•	“at the market” to or through market makers or into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

•	any combination of the above, or by any other legally available means.
          In addition, the selling stockholder or its successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholder or its successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.
          Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).
          Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under that Rule rather than under this prospectus.

          We cannot assure you that the selling stockholder will sell any or all of the shares of common stock offered by the selling stockholder.
          In order to comply with the securities laws of certain states, if applicable, the selling stockholder will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the selling stockholder may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
          Persons participating in the distribution of our common stock offered by this prospectus may engage in transactions that stabilize the price of the common stock. The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the common stock in the market and to the activities of the selling stockholder.
          Pursuant to the Company Stock Purchase Agreement, we have agreed to indemnify Tracinda for certain liabilities, including liabilities arising under the Securities Act.
          We have not been advised of any selling arrangement at the date of this prospectus between the selling stockholder and any broker-dealer or agent. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.
DESCRIPTION OF COMMON STOCK
          We are authorized to issue 600,000,000 shares of common stock, par value $0.01 per share. As of April 28, 2010, there were 282,783,589 shares of common stock outstanding.
Dividend Rights
          Holders of our common stock may receive dividends when, as and if declared by our board of directors out of the assets legally available for that purpose and subject to the preferential dividend rights of any other classes or series of stock of our Company.
Voting Rights
          Holders of our common stock are entitled to one vote per share in all matters as to which holders of common stock are entitled to vote. Holders of not less than one-third of the shares entitled to vote at any meeting of stockholders constitute a quorum unless otherwise required by law.
Election of Directors
          Directors hold office until the next annual meeting of stockholders and are eligible for reelection at such meeting. Directors are elected by a plurality of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. There is no cumulative voting for directors. In addition, pursuant to the Company Stock Purchase Agreement that we entered into with Tracinda on December 29, 2007, Tracinda has certain rights, including the right to designate a number of nominees for election to serve on our Board of Directors equal to its pro rata share of ownership of our common stock multiplied by the number of directors on the Board.

Liquidation
          In the event of any liquidation, dissolution or winding up of Delta, holders of the common stock have the right to receive ratably and equally all of the assets remaining after payment of liabilities and liquidation preferences of any preferred stock then outstanding.
Redemption
          The common stock is not redeemable or convertible.
Other Provisions
          The common stock offered by this prospectus has been duly and validly authorized by the Company, duly and validly issued, and is fully paid and non-assessable.
          This section is a summary and may not describe every aspect of our common stock that may be important to you. We urge you to read applicable Delaware law, our certificate of incorporation and bylaws, as amended, because they, and not this description, define your rights as a holder of our common stock. See “Where You Can Find More Information” for information on how to obtain copies of these documents.
LEGAL MATTERS
          Davis Graham & Stubbs LLP of Denver, Colorado has provided its opinion on the validity of the common stock offered by this prospectus.
EXPERTS
          The consolidated financial statements of Delta Petroleum Corporation as of December 31, 2009 and 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated herein and in the registration statement in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 consolidated financial statements contains an explanatory paragraph that states that the Company is exploring strategic alternatives and that such actions may not be sufficient to repay obligations under the credit facility when due, which raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The audit report covering the December 31, 2009 consolidated financial statements also contains an explanatory paragraph that states the Company changed how it accounted for Uncertainty in Income Taxes effective January 1, 2007. It also refers to the change in how it accounted for its convertible debt instrument that may be settled in cash upon conversions (including partial cash settlement) and how non-controlling Interests in Consolidated Financial Statements are presented in the financial statements, effective January 1, 2009 and these have been applied retrospectively to the consolidated financial statements.
          Estimates of the oil and natural gas reserves and present values as of December 31, 2009, December 31, 2008, and December 31, 2007 were prepared by Ralph E. Davis Associates, Inc., our independent reserve engineers, and have been incorporated in this prospectus by reference to the Annual Report on Form 10-K of Delta Petroleum Corporation for the year ended December 31, 2009.

WHERE YOU CAN FIND MORE INFORMATION
          We are subject to the information requirements of the Exchange Act and in accordance therewith, file reports and other information with the Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities of the Commission at 100 F Street N.E., Washington, D.C. 20549. Requests for copies should be directed to the Commission’s Public Reference Section, Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the public reference rooms. The Commission maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically.
          We have filed with the Commission a Registration Statement on Form S-3 of which this prospectus constitutes a part, under the Securities Act. For further information pertaining to us, reference is made to the Registration Statement. Statements contained in this prospectus or any document incorporated herein by reference concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the registration statement are on file at the offices of the Commission and may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained from the Commission at prescribed rates. The registration statement has been filed electronically through the Commission’s Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission’s web site (www.sec.gov).
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The following documents filed with the Commission are incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	Portions of the Definitive Proxy Statement on Schedule 14A filed on April 15, 2010 that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	Our Current Report on Form 8-K filed on April 30, 2010;

•	The description of our common stock contained in our Registration Statement on Form 10 filed with the Commission on September 9, 1987, as amended as described in our Current Report on Form 8-K filed with the Commission on February 3, 2006; and

•	All documents filed by us, subsequent to the filing of the registration statement in which this prospectus is included, including the period from the date of the initial registration statement and prior to effectiveness of the registration statement, under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering made by this prospectus.

          Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated herein by reference modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 or corresponding information furnished under Item 9.01 or included as an exhibit to any Current Report on Form 8-K that we may from time to time furnish to the Commission will be incorporated by reference into, or otherwise included in, this prospectus.
          We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Stanley F. Freedman, Delta Petroleum Corporation, Suite 4300, 370 17th Street, Denver, Colorado 80202, or (303) 293-9133.